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                                                                 FILE NO. 1-3431
                                                                 REGULATION BW
                                                                 RULE 3

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                                    REPORT OF

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

                   With respect to one or more proposed issues
                         of debt securities of the Bank

                    Filed pursuant to Rule 3 of Regulation BW

                             Dated: October 5, 1998


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        The following information is being filed pursuant to Rule 3 of
Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of an Information Statement, attached as Exhibit A. Certain information specified in Schedule A to Regulation BW is not available at the date of this Report.

                           Items 1-6. Not yet known. This information will be included in the prospectus for a particular issue.

                           Item 7.     Exhibit

                                       Exhibit A: Information Statement dated
                                       September 30, 1998.